UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA provides information on the suspension of operations of the airlines Mexicana de Aviación, Click Mexicana, and Mexicana Link

Monterrey, Mexico, August 30, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV:OMA), provided information regarding the total suspension of operations of the airlines Mexicana de Aviación, Click Mexicana, and Mexicana Link that was effective at noon on Saturday, August 28, 2010.

In its official statement on August 27, 2010, Nuevo Grupo Aeronáutico, S.A. de C.V. (Grupo Mexicana) announced the indefinite suspension of operations of Mexicana de Aviación, Click Mexicana, and Mexicana Link, while noting that it “will continue seeking out ways of securing the company’s long-term financial viability.”

In July 2010, prior to Mexicana de Aviación’s bankruptcy filing, the three airlines operated 24 routes at OMA’s airports, of which 18 were also operated by other airlines, as shown in the following table.

Route	Grupo Mexicana airline that operated route	Other airlines that operate route
Acapulco-Mexico City	Click Mexicana	Aeroméxico, Aeroméxico Connect, and Interjet
Acapulco-Guadalajara	Mexicana Link	VivaAerobus
Chihuahua-Mexico City	Click Mexicana	Aeroméxico, Aeroméxico Connect, and Interjet
Chihuahua-Guadalajara	Mexicana Link	Aeroméxico Connect and VivaAerobus
Culiacán-Mexico City	Click Mexicana	Aeroméxico, Aeromexico Connect, and Interjet
Culiacán-Mexicali	Click Mexicana	-
Durango-Mexico City	Mexicana Link	Aeroméxico Connect
Mazatlán-Mexico City	Click Mexicana	Aeroméxico Connect
Monterrey-Bajío	Mexicana de Aviación	Aeroméxico Connect and VivaAerobus
Monterrey-Mexico City	Mexicana de Aviación, Click Mexicana, and Mexicana Link	Aeroméxico, Aeroméxico Connect, VivaAerobus, and Interjet
Monterrey-Chicago	Mexicana de Aviación	-
Monterrey-New York	Mexicana de Aviación	-
Monterrey-Guadalajara	Mexicana Link	Aeroméxico Connect, VivaAerobus, and Interjet
Monterrey-Puebla	Mexicana Link	-
Monterrey-Cancún	Mexicana Link	Magnicharter, VivaAerobus, Interjet, and Aeroméxico

Reynosa-Mexico City	Click Mexicana	Aeroméxico Connect
Tampico-Mexico City	Mexicana de Aviación and Click Mexicana	Aeroméxico Connect, Interjet, and Aeromar
Torreón-Mexico City	Mexicana Link	Aeroméxico Connect
Zacatecas-Mexico City	Mexicana de Aviación	Aeroméxico Connect and Aeromar
Zacatecas-Tijuana	Mexicana de Aviación	Volaris
Zacatecas-Chicago	Mexicana de Aviación	-
Zacatecas-Los Angeles	Mexicana de Aviación	Volaris
Zacatecas-Oakland	Mexicana de Aviación	-
Zihuatanejo-Mexico City	Click Mexicana	Aeroméxico, Aeroméxico Connect, Interjet, and Magnicharter

OMA can provide no assurance as to when other carriers will start flying the six routes operated only by Mexicana de Aviación, or as to when other carriers will be able to add sufficient capacity to carry the passengers previously carried by the Grupo Mexicana airlines.

Of OMA’s consolidated revenues for the period January-July 2010, Mexicana de Aviación contributed 5.9%, Click Mexicana 5.0%, and Mexicana Link 1.6%.

As of today, Mexicana de Aviación owed OMA Ps. 3.6 million for airport services and rents, Click Mexicana owed Ps. 2.8 million, and Mexicana Link owed Ps. 1.1 million. Neither OMA nor its subsidiaries have received notification as creditors of Mexicana de Aviación, as part of the Mexican bankruptcy proceedings.

In addition, the three airlines have not remitted to OMA’s airports a total of Ps. 123.0 million in passenger charges that these airlines collected from passengers.

OMA recommends that passengers holding tickets on flights of Mexicana de Aviación, Click Mexicana, or Mexicana Link contact the airlines directly regarding any questions or for more information.

For more information, please follow OMA on:
▪	Our webpage (http://www.oma.aero/es/prensa/comunicados-de-prensa.php)
▪	Twitter (http://twitter.com/OMAeropuertos)
▪	Facebook (http://www.facebook.com/pages/OMA/137924482889484)

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: August 31, 2010